ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

ORRICK

05013094

November 28, 2005

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 05 2005
WASH. D.C. 185 SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of November 14, 2005 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
DEC 08 2005

DOCSNY1:863595.16
13024-2 JG9/JG9

FILE NO.
82-5077

From: investor.relations@fjh.com [mailto:investor.relations@fjh.com]
Sent: Thursday, November 24, 2005 2:45 AM
To: Gabel, Johannes K.
Subject: FJH AG Q3 result 2005: revenues Euro 12.6m, quarterly result Euro -1,6m

Dear Mr. Gaebel,

Enclosed please find the just published ad hoc release.

FJH Q3 result 2005: revenues Euro 12.6 million, quarterly result Euro -1,6 million

Revenues in Q3 Euro 12.6 million, EBIT after restructuring Euro -1.2 million, quarterly result Euro -1.6 million Reorganisation proceeds as planned

The Prime Standard-listed consulting and software company FJH AG (ISIN DE0005130108) today presented the figures for the third quarter of 2005. At Euro 12.6 million (Q3 2004: Euro 14.6 million), revenues were within expectations. Operating results after restructuring (EBIT) were Euro -1.2 million (Q3 2004: Euro -69.9 million). The quarterly result was negative at Euro -1.6 million (Q3 2004: Euro -65.8 million). For the first nine months revenues were Euro 40.7 million (2004: Euro 49.1 million) and EBIT after restructuring was Euro -1.5 million (2004: Euro -81.9 million). The result was slightly positive with Euro 0.1 million (2004: Euro -73.5 million).

The third quarter was still marked by the reorganisation of the company. Under the new Executive Board new structures were introduced, the sales department was strengthened and the personnel and operating expense were reduced further. The staff reduction proceeds as planned and should be completed in the first quarter of 2006. As per 30 September 2005 FJH employed 536 people (2004: 959), per 1 January the number will be down to about 455. Staffing costs as well as other operating expense were cut down by Euro 9.2 million compared to 2004 and by Euro 2.6 million compared to the previous quarter. The equity capital situation also improved from Euro -8.7 million in the second quarter to Euro -3.5 million in the third quarter.

The process of reorganising the company, which is being financed by a bundle of capital measures, is on track and should be completed by the end of the year. For 2005 on the whole the Executive Board expects revenues of about Euro 52 million and a negative EBIT of Euro 4-5 million. For 2006 the company plans to return to profitability.

FILE NO.
82-5077

Eva Hesse
FJH AG
Public Relations
Elsenheimerstraße 65
D-80687 Munich

phone: +49 89 76 901 274
fax: +49 89 76 901 606
Eva.Hesse@fjh.com